Exhibit 99.1

Immutep Limited

ABN 90 009 237 889

Prospectus

For the issue by the Company of 2,080,000 Warrants convertible into 208,000,000 Warrant Shares (in aggregate) at an exercise price of US$0.025 per Warrant Share.

This Prospectus has been prepared for the purpose of facilitating secondary trading of any Warrant Shares issued upon the exercise of a Warrant issued under this Prospectus.

Important Notice

This Prospectus is an important document and requires your immediate attention. It should be read in its entirety (including the “Risk Factors” in Section 4). The Company is a “disclosing entity” for the purposes of the Corporations Act and is listed on the ASX. This Prospectus is issued pursuant to section 713 of the Corporations Act and, as such, does not contain all the information that is generally required to be set out in a full prospectus, but refers to other documents previously disclosed to ASX by the Company, the information of which is deemed to be incorporated into this Prospectus. The securities issued under this Prospectus should be considered speculative.

IMPORTANT INFORMATION

This Prospectus is dated 20 December 2018 and was lodged with ASIC on that date. Neither ASIC nor ASX or any of their officers, take any responsibility for the contents of this Prospectus.

No securities will be issued under this Prospectus later than 13 months after the date of this Prospectus.

In preparing this Prospectus, regard has been had to the fact that ASX maintains a database of publicly disclosed information about the Company, that the Company is a disclosing entity for the purposes of the Corporations Act and that certain matters may reasonably be expected to be known to professional advisors with whom potential investors may consult. This Prospectus has been prepared pursuant to section 713 of the Corporations Act, which allows the issue of a more concise prospectus in relation to an offer of continuously quoted securities and options to acquire continuously quoted securities. It is intended to be read in conjunction with publicly available information, as described in Section 5.1 below.

Various statements in this Prospectus constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known and unknown risks, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or implicitly portrayed in this Prospectus.

The Offer does not, and is not intended to, constitute an offer in any place or jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or to issue this document under the laws applicable in that jurisdiction.

The distribution of this Prospectus in jurisdictions outside Australia and New Zealand may be restricted by law and any person into whose possession this Prospectus comes should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

This Prospectus may only be distributed in the United States to accredited investors who purchased ADSs and Warrants. The Warrants and Warrant Shares have not been registered under the U.S. Securities Act of 1933, as amended (the Securities Act), or the securities laws of any U.S. state. Accordingly, these securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act or except in transactions exempt from, or not subject to, the registration requirements of the Securities Act and in accordance with applicable state securities laws.

In addition, until 40 days after the commencement of the Offer, an offer or sale of the Warrants or the Warrant Shares within the United States by any dealer (whether or not participating in the Offer) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in compliance with the registration requirements of the U.S. Securities Act.

No person is authorised to give any information or to make any representation in connection with the Offer that is not contained in this Prospectus. Any information or representation not contained in this Prospectus may not be relied upon as having been authorised by the Company in connection with the Offer. Neither the Company nor any other person warrants the future performance of the Company or any return on any investment made under this Prospectus except as required by law and then only to the extent so required.

This Prospectus does not take into account the investment objectives, financial situation and particular needs of any person.

There are risks associated with an investment in the Company and the securities offered under this Prospectus should be regarded as a speculative investment. The securities offered under this Prospectus carry no guarantee with respect to return on capital investment, payment of dividends or the future value of the Warrants or Warrant Shares.

Certain abbreviations and other defined terms are used throughout this Prospectus. Details of the definitions and abbreviations used are set out in Section 6 of this Prospectus. All financial amounts shown in this Prospectus are expressed in Australian dollars unless otherwise stated.

This Prospectus may be viewed in electronic form online at the Company’s website: www.immutep.com. The information on the Company’s website (outside the electronic Prospectus) does not form part of this Prospectus. Additional copies of the Prospectus are available at the registered office of the Company.

Any person may obtain a copy of this Prospectus or any of the documents referred to in Section 5.1 free of charge by contacting the Company by email at enquiries@immutep.com.

Corporate Directory

Directors

Dr Russell Howard (Non-Executive Chairman)

Mr Pete Meyers (Non-Executive Director & Deputy Chairman)

Mr Marc Voigt (Executive Director and Chief Executive Officer)

Mr Grant Chamberlain (Non-Executive Director)

Company Secretary

Ms Deanne Miller (Chief Operating Officer, General Counsel & Company Secretary)

Registered office

Level 12, 95 Pitt Street, Sydney, New South Wales, Australia.

Telephone	+61 2 8315 7003
Fax	+61 2 8569 1880
Email	enquiries@immutep.com
Website	http://www.immutep.com

Contents

Section	Title	Description	Page

	Important Information	Information about this Prospectus.	2

	Corporate Directory	Corporate details of the Company.	3

1	Summary of the Offer	A summary of the key information contained in this Prospectus.	5

2	Overview	Overview of the securities being offered, including the terms of and fees payable in connection with, the Offer.	9

3	Effect of the Offer on the Company	Details of the use of proceeds and the effect of the Offer on the Company.	11

4	Risk factors	Description of the main risk factors which are applicable to an investment in the Company.	13

5	Additional information	Details of the rights and liabilities attaching to the securities issued under this Prospectus and details of certain people’s interests in securities in the Company.	25

6	Definitions	Definitions of words and expressions used in this Prospectus.	31

Annexure	Terms of issue of Warrants	The terms of issue of the Warrants issued under this Prospectus.	32

1. SUMMARY OF THE OFFER

Topic	Details	Where to find more information
What is the Offer?

The Company is a disclosing entity listed on ASX and is offering:

•  260,000,000 New Shares for an issue price of US$0.02 per New Share, represented by American Depositary Shares (with each ADS representing 100 Shares); and

•  2,080,000 Warrants convertible into 208,000,000 Warrant Shares in aggregate at an exercise price of US$0.025 per Warrant Share,

to the Investors in the manner described below.

Each Investor will receive, for nil consideration, one Warrant which is exercisable into a number of Warrant ADSs equal to up to 80% of the number of ADSs issued to that Investor under the Offer, at the exercise price set out above. For comparison purposes, the exercise price for each Warrant Share represented by a Warrant ADS will be US$0.025, which is equal to the exercise price for the Warrant ADS divided by 100 (being the number of Shares represented by each Warrant ADS).

The Offer will raise US$5.2 million (approximately A$7.25 million1) (before expenses).

There will be no public or retail offer of Warrants in the United States, Australia or elsewhere.

The Company is making the Offer of:

•  ADSs pursuant to the Company’s Registration Statement (File No. 333-211702) on Form F-3, the prospectus dated 17 June 2016 that forms part of the Registration Statement and the prospectus supplement dated 19 December 2018 (which documents are available on the website of the U.S. Securities and Exchange Commission); and

•  Warrants pursuant to a private placement.

Potential investors selected by the Company may only apply for Warrants using the Securities Purchase Agreement that has been previously circulated. The Warrants will be issued with the ADSs representing the New Shares as set out in the Securities Purchase Agreement.

Section 2.1

[1]	Based on the AUD/USD exchange rate on 17 December of A$0.7173/USD.

What is the purpose of the Prospectus?

This Prospectus has been prepared for the purpose of facilitating secondary trading of any Warrant Shares issued upon the exercise of a Warrant issued under this Prospectus.

The Prospectus does not relate to the issue of New Shares or ADSs to be issued to the Investors pursuant the Offer, or the issue of ADSs representing Warrant Shares.

The New Shares will be issued to the Depositary’s custodian. The Depositary will then issue a number of ADSs equal to the number of New Shares divided by 100 (as each ADS represents 100 Shares in the Company). The ADSs representing the New Shares will trade on the Nasdaq Global Market under the symbol “IMMP”.

Any Warrant Shares issued on exercise of the Warrants will be issued to the Depositary’s custodian and the Depositary will issue the relevant number of Warrant ADSs in the same manner as the New Shares (i.e. each Warrant ADS will represent 100 Warrant Shares).

The Company is a “disclosing entity” for the purposes of the Corporations Act. As such, it is subject to regular reporting and disclosure obligations, which require it to disclose to ASX any information of which it is or becomes aware concerning the Company and which a reasonable person would expect to have a material effect on the price or value of securities of the Company.

This Prospectus is a “transaction-specific” prospectus issued in accordance with section 713 of the Corporations Act, which, in general terms, is only required to contain information reasonably required by investors and their advisers to make an informed assessment of the Offer on the Company, the rights and liabilities attaching to the securities to be issued under the Offer (including, for options, the rights and liabilities of the underlying securities). The Company, as a disclosing entity, is able to rely on a transaction-specific prospectus for the issue of continuously quoted securities, or options to acquire continuously quoted securities, in the Company.

Section 2.1

Application for New Shares and Warrants	The Offer has been made to the Investors, who have entered into a Securities Purchase Agreement with the Company. The Offer is only available to, and capable of acceptance by, the Investors.	Section 2.3

Risk factors

There are a number of risks associated with an investment in the Company which may affect its financial performance, financial position, cash flows, distributions, growth prospects and its Share price. The following is a summary of the specific key risks that the Company is exposed to. Further details about these and other general risks associated with an investment in the Company are set out in Section 4:

•  The Company, as an early stage company focused on the development of pharmaceutical products, has a history of operating losses and may not achieve or maintain profitability in the future.

Section 4

•  The Company will require additional financing in order to complete its clinical trials and commercialise its products and may be unable to raise sufficient capital, which could have a material impact on its research and development programs or commercialisation of its products or product candidates.

•  The Company is exposed to significant risks related to its ongoing research and development efforts and might not be in a position to successfully develop any product candidate. Any failure to implement its business strategy could negatively impact the Company’s business, financial condition and results of operations.

•  Ongoing and future clinical trials of product candidates may not show sufficient safety or efficacy to obtain requisite regulatory approvals for commercial sale. If the Company does not obtain the necessary regulatory approvals it will be unable to commercialise its products.

•  Even if the Company’s product candidates receive regulatory approval, it may still face development and regulatory difficulties that may delay or impair future sales of product candidates.

•  The Company has limited manufacturing experience with its product candidates and relies significantly on contractors. To the extent the Company relies on contractors, it will be exposed to risks related to the business and operational conditions of its contractors.

•  The Company’s research and development efforts will be jeopardised if it is unable to retain key personnel and cultivate key academic and scientific collaborations.

•  The Company’s success depends on its ability to protect its intellectual property and its proprietary technology.

Minimum raising	There is no minimum raising under this Prospectus. The Offer is made to the Investors only and will raise US$5.2 million (approximately A$7.25 million2) (before expenses).	Section 2.1

Use of Proceeds

The net proceeds of the Offer will be used as follows:

•  to continue of the Company’s ongoing clinical development of IMP321 (e.g., the AIPAC, TACTI-mel, and TACTI-002 studies);

•  to continue the Company’s preclinical development of IMP761; and

•  for general corporate purposes.

Section 2.2

What are the terms of the Warrants?	The Warrants are exercisable into a number of Warrant ADSs equal to 80% of the ADSs representing New Shares which are issued to an Investor. For demonstration purposes, the	Annexure

[2]	Based on the AUD/USD exchange rate on 17 December 2018 of A$0.7173/USD.

maximum number of Warrant Shares which may be issued on exercise of all Warrants will be equal to 80% of the number of New Shares issued in connection with the Offer.

The exercise price for the Warrant is US$2.50 per ADS issued on exercise of a Warrant (equivalent to US$0.025 per Warrant Share).

The Warrant may be exercised in whole or in part at any time or times up until the Warrant Expiry Date, provided that for each exercise of a Warrant the aggregate exercise price must not be an amount less than US$100,000 (unless the aggregate exercise price for all remaining ADSs which may be issued on exercise of a Warrant is less than US$100,000). The full terms of the Warrants, are set out in the Annexure.

How do the Warrant Shares rank in comparison to existing Shares?	All Warrant Shares issued on exercise of the Warrants will rank equally in all respects with existing Shares from the date of their issue and the Company will apply for quotation of the Warrant Shares on ASX within seven days of issue.	Section 5.3

What is the effect of the Offer on the Company?	The effect of the Offer on the financial position of the Company is detailed in Section 3.	Section 3

ASX and Nasdaq

The Company is admitted to the official list of the ASX. The Company also has ADSs which trade on the Nasdaq Global Market under the symbol “IMMP”. Each ADS represents 100 Shares in the Company.

The Company will apply for quotation of the New Shares and any Warrant Shares on the ASX within seven days of the issue of the relevant Shares.

The Warrants will not be quoted on any stock exchange. The Warrants may not be resold or transferred in the United States except pursuant to an exemption from the registration requirements of U.S. federal and state securities laws.

The ADSs representing the New Shares and any Warrant ADSs issued on exercise of the Warrants will be quoted on the Nasdaq Global Market under the symbol “IMMP”.

Further details regarding the terms of the ADSs representing Shares in the Company may be found in the prospectus dated 17 June 2016 that forms part of at Company’s Registration Statement (File No. 333-211702), which is available on the website of the U.S. Securities and Exchange Commission.

Section 2.1

Enquiries	Any enquiries concerning the Offer should be directed to the Company by calling +61 2 8315 7003

2.	Overview

2.1	Introduction

The Company is a disclosing entity listed on ASX and is offering:

•

260,000,000 New Shares for an issue price of US$0.02 per New Share, represented by ADSs (with each ADS representing 100 Shares) pursuant to the Company’s Registration Statement (File No. 333-211702) on Form F-3, the prospectus dated 17 June 2016 that forms part of the Registration Statement and the prospectus supplement dated 19 December 2018; and

•

2,080,000 Warrants pursuant to a private placement, exercisable into 208,000,000 Warrant Shares in the Company in aggregate at an exercise price of US$0.025 per Warrant Share (and which will be represented by Warrant ADSs), to the Investors, who comprise of Altium Growth Fund, LP and Leviathan Capital Partners, LP (collectively, the Offer).

The Offer will raise US$5.2 million (approximately A$7.25 million3) (before expenses).

This Prospectus relates to the issue by the Company of 2,080,000 Warrants exercisable into 208,000,000 Warrant Shares (in aggregate). Upon issue, Warrant Shares will be held in the form of Warrant ADSs to be issued to the relevant holder of the Warrant.

Each Investor will receive, for nil consideration, one Warrant, which is exercisable into 0.8 Warrant ADSs for each ADS that is issued to that Investor. The exercise price for each Warrant ADS is US$2.50. In effect, the exercise price per Warrant Share will be US$0.025, which is equivalent to the exercise price for each number of underlying Warrant Shares represented by each Warrant ADS (being 100 Shares). The ADSs representing the New Shares and the Warrant ADSs rank equally in all respects with the Company’s current ADSs, which are quoted on the Nasdaq Global Market under the symbol “IMMP”.

The ADSs representing the New Shares will be issued to the Investors on or about 20 December 2018 and will be quoted on the Nasdaq Global Market. The Warrants will be issued at the same time as the New Shares and will not be quoted on the ASX, the Nasdaq Global Market or any other market. Any Warrant ADSs issued upon exercise of the Warrants will be quoted on the Nasdaq Global Market under the symbol “IMMP”.

The purpose of the Offer is to facilitate secondary trading on the ASX of any Warrant Shares issued on the exercise of the Warrants.

The Offer is not underwritten and there is no sponsoring broker.

2.2	Use of funds raised under the Offer

The issue of the New Shares will raise US$5.2 million (approximately A$7.25 million4) before expenses. The expenses of the Offer (including certain expenses of the Investors) will be met from the funds raised under the Offer. Details of the expenses of the Offer are set out in Section 5.12.

[3]	Based on the AUD/USD exchange rate on 17 December 2018 of A$0.7173/USD.
[4]	Based on the AUD/USD exchange rate on 17 December 2018 of A$0.7173/USD.

The net proceeds of the Offer will be used as follows:

•	to continue of the Company’s ongoing clinical development of IMP321 (e.g., the AIPAC, TACTI-mel, and TACTI-002 studies);

•	to continue the Company’s preclinical development of IMP761; and

•	for general corporate purposes.

The Company may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that it views as complementary to its own.

2.3	Applications

The Offer has been made to the Investors, who have entered into a Securities Purchase Agreement with the Company. The Offer is only available to, and capable of acceptance by, the Investors.

The purpose of the Offer is to facilitate secondary trading on the ASX of any Warrant Shares issued on the exercise of the Warrants.

The New Shares and Warrants are expected to be allotted and issued by no later than 20 December 2018. The New Shares will be issued to the Depositary’s custodian, and upon issue the Depositary will issue ADSs representing the New Shares to the relevant Investors. These ADSs will by quoted on the Nasdaq Global Market under the symbol “IMMP”.

3.	Effect of the Offer on the Company

3.1	Effect on financial position of the Company

The effect on the financial position of the Company from the issue all the New Shares and Warrants under the Offer will be to increase the Company’s cash reserves by US$5.2 million, or approximately A$7.25 million5 (prior to the expenses of the Offer).

It is estimated that the expenses of the Offer will amount to approximately A$700,000. The expenses of the Offer (including certain expenses of the Investors) will be met from the funds raised under the Offer. Section 5.12 sets out the details of the expenses incurred by the Company in connection with this Prospectus.

3.2	Effect on the capital structure of the Company

The principal effects of the Offer on the capital structure of the Company will be as follows:

•	the number of Shares on issue will increase by 260,000,000 to 3,344,431,629; and

•	if all Warrants are fully exercised, the number of Shares on issue will increase by 208,000,000 to 3,552,431,629.

The following tables set out the capital structure of the Company currently and upon completion of the Offer:

Current securities on issue	Number of securities
Current number of Shares on issue (including Shares represented by ADSs)	3,084,431,629
Unlisted options over Shares with exercise prices ranging from A$0.025 to A$0.057 and expiry dates ranging from 30 October 2020 to 7 March 2021	1,819,375
Performance rights on issue*	115,090,282
Warrants issued to Ridgeback Capital Investments exercisable into one Shares per warrant at issue prices ranging from A$0.0237 to A$0.025 and expiry dates ranging from 4 August 2020 to 4 August 2025	379,921,226
Outstanding warrants exercisable into one ADS per warrant with an exercise price of US$2.50 per ADS (representing 100 Shares) and an expiry date of 5 January 2023	1,553,718
Convertible notes with a face value of $1.00 each and an expiry date of 4 August 2025	13,750,828

*

Includes the performance rights issued to the Directors as detailed in Section 5.6, as well as 1,343,137 performance rights issued to Ms Deanne Miller and 23,333,334 performance rights issued to Dr Frédéric Triebel. See page 22 of the 2018 Annual Report for further details.

[5]	Based on the AUD/USD exchange rate on 17 December 2018 of A$0.7173/USD.

Maximum number of shares to be issued in connection with the Offer	Number of Shares
New Shares to be issued under the Offer (represented as ADSs)	260,000,000
Maximum number of Warrant Shares which may be issued on exercise of the Warrants (represented as Warrant ADSs)	208,000,000
Total number of Shares on issue immediately following completion of the Offer assuming all Warrants are fully exercised at completion*	3,552,431,629

For the purposes of presenting the information in the table above, it is assumed that, prior to the issue of the New Shares and the Warrant Shares, there will be no other issues of Shares or other securities in the Company, including Shares issued on conversion of any convertible securities currently on issue.

3.3	Potential effect on control of the Company

As at the date of this Prospectus, based on publicly available information, no person has a substantial holding (as that term is defined in the Corporations Act) in the Company.

The issue of the New Shares and the Warrant Shares (assuming the Warrants are fully exercised) will not have a material effect on the control of the Company.

4.	Risk factors

This Section identifies some of the major risks associated with an investment in the Company. Potential investors should read this Prospectus in its entirety in order to fully appreciate such matters and the manner in which the Company intends to operate before making any decision to invest in the Company.

As an early stage biotechnology company, there are significant risks in investing in Shares and Warrants and there is no guarantee of the trading price/s at which the Company’s Shares may trade nor any guarantee of any return or dividends in respect of holding Shares in the Company.

The Company has a history of operating losses and may not achieve or maintain profitability in the future.

The Company is at an early stage in the development of pharmaceutical products, with a focus on the development of immunotherapeutic products for the treatment of cancer. There is a risk that the Company will be unable to complete its clinical development program and/or commercialise some or all of its products in development. The Company, together with its partners, have four product candidates under development: IMP321, IMP761, IMP701 and IMP731. All four products are directed to lymphocyte activation gene 3, or LAG-3, a gene linked to the regulation of T cells in immune responses. In prior years, The business of the Company was focused on the development of CVac™, an autologous dendritic cell cancer vaccine. However, in February 2015, the Company suspended the development of CVac™ during its Phase II clinical trials in favour of focusing on biologicals like IMP321, which offer greater commercial potential based on cost of goods alone. While the decision to consolidate the CVac™ clinical trial program and to cease the patient recruitment has led to a significant decrease of costs, the clinical trial program of IMP321 has generated new expenses, especially in relation to the two clinical trials AIPAC and TACTI-mel. There can also be no guarantee that IMP321 will successfully be partnered or that any of our product candidates or know how, whether partnered or not, will ever generate future revenues.

For the years ended 30 June 2017 and 2018, the Company had a net loss of A$9.4 million and A$12.7 million, respectively. The higher loss after tax for the year ended 30 June 2018 compared to 2017 was primarily due to an increase in non-cash expenses. In addition, the operating cash flows reduced year on year from A$8.4 million in the year ended 30 June 2017 to A$7.8 million in 2018.

The Company will continue to incur losses from operations and expects the costs of drug development to increase in the future as more patients are recruited to the planned trials. In particular, the Company will continue to incur significant losses in carrying out clinical trials of IMP321 necessary for regulatory approval and ongoing research in terms of immunotherapy product candidates. Because of the numerous risks and uncertainties associated with the development, manufacturing, sales and marketing of therapeutic products, the Company may experience larger than expected future losses and may never become profitable.

There is a substantial risk that the Company, or its development partners, may not be able to complete the development of our current product candidates or develop other pharmaceutical products. It is possible that none of them will be successfully commercialised, which would prevent the Company from ever achieving profitability.

The Company has no medicinal products approved for commercial sale.

Currently, the Company has no products approved for commercial sale. The Company is largely dependent on the success of its product candidates, particularly those related to LAG-3.

The LAG 3 product candidates were acquired by the Company through the acquisition of the French privately owned and venture capital backed company Immutep SA, a biopharmaceutical company in the rapidly growing field of Immuno-Oncology, in December 2014. This acquisition significantly expanded the Company’s clinical development product portfolio to other categories of immunotherapies. It has also provided the Company with partnerships with several of the world’s largest pharmaceutical companies.

The Company has several LAG-3 product candidates. The most advanced of is IMP321. IMP321 is a recombinant protein typically used in conjunction with chemotherapy to amplify a patient’s immune response. The development and manufacturing of IMP321 is being conducted in conjunction with Eddingpharm. Eddingpharm paid for the past manufacture of IMP321 GMP grade material needed for the conduct of clinical trials of IMP321 but current and future costs of manufacturing of IMP321 are now the Company’s responsibility. The Company has offered technical assistance to Eddingpharm to facilitate its application to register IMP321 in China, Macau and Taiwan.

Another LAG-3 product candidate is IMP701, an antagonist antibody that acts to stimulate T cell proliferation in cancer patients. IMP701 has been licensed to CoStim (Novartis), which is solely responsible for its development and manufacturing.

A third LAG-3 product candidate is IMP731, a depleting antibody that removes T cells involved in autoimmunity. IMP731 has been licensed to GlaxoSmithKline, or GSK, which is solely responsible for its development and manufacturing.

Finally, in January 2017, the Company announced it had conducted research on a new early stage product candidate, a humanized IgG4 monoclonal antibody known as IMP761.

In addition to these products, the Company also has a dedicated R&D laboratory outside Paris with other research candidates in development. The Company also currently generates modest revenues from sales of LAG-3 research reagents.

There can be no assurance that the Company will be successful in developing any product candidate, or that the Company’s will be able obtain the necessary regulatory approvals with respect to any or all of its product candidates. While a portion of the net proceeds of the Offer will be used to fund the further development of IMP321, the Company will require additional funds to achieve its long-term goals of further development and commercialisation of IMP321 and other product candidates. In addition, the Company will require funds to pursue regulatory applications, protect and defend intellectual property rights, increase contracted manufacturing capacity, potentially develop marketing and sales capability and fund operating expenses. The Company intends to seek such additional funding through public or private financings and/or through licensing of its assets or other arrangements with corporate partners. However, such financing, licensing opportunities or other arrangements may not be available from acceptable or any sources on acceptable terms, or at all. Any shortfall in funding could result in the Company having to curtail or cease its operations, including research and development activities, thereby harming its business, financial condition and/or results of operations.

The Company’s ability to generate product revenue depends on a number of factors, including its ability to:

•	successfully complete clinical development of, and receive regulatory approval for, its product candidates;

•	set an acceptable price for our products, if approved, and obtain adequate coverage and reimbursement from third-party payors;

•	obtain commercial quantities of our products, if approved, at acceptable cost levels; and

•	successfully market and sell its products, if approved.

In addition, because of the numerous risks and uncertainties associated with product candidate development, the Company is unable to predict the timing or amount of increased expenses, or when, or if, it will be able to achieve or maintain profitability. The expenses of the Company could increase beyond current expectations if the applicable regulatory authorities require further studies in addition to those currently anticipated and even if its product candidates are approved for commercial sale, the Company anticipates incurring significant costs associated with the commercial launch of such products and there can be no guarantee that the Company will ever generate significant revenues.

The Company will require additional financing and may be unable to raise sufficient capital, which could have a material impact on its research and development programs or commercialisation of its products or product candidates.

The Company has historically devoted most of its financial resources to research and development, including pre-clinical and clinical development activities. To date, the Company financed a significant amount of its operations through public and private financings. The amount of the Company’s future net losses will depend, in part, on the rate of its future expenditures and the Company’s ability to obtain funding through equity or debt financings or strategic collaborations. The amount of such future net losses, as well as the possibility of future profitability, will also depend on the success of the Company in developing and commercialising products that generate significant revenue. The Company’s failure to become and remain profitable would depress the value of its Shares and could impair its ability to, or prevent it from being able to, raise capital, expand its business, maintain its research and development efforts (or grow them as required), diversify its product offerings or continue its operations at the same levels, or at all.

The Company anticipates that its expenses will increase substantially for the foreseeable future if, and as, it:

•	continues its research and preclinical and clinical development of its product candidates;

•	expands the scope of its current proposed clinical studies for its product candidates;

•	initiates additional preclinical, clinical or other studies for its product candidates;

•	changes or adds additional manufacturers or suppliers;

•	seeks regulatory and marketing approvals for its product candidates that successfully complete clinical studies;

•	seeks to identify and validate additional product candidates;

•	acquires or in-license other product candidates and technologies;

•	maintains, protects and expands its intellectual property portfolio;

•	attracts and retains skilled personnel;

•	creates additional infrastructure to support its operations as a publicly listed company and its product development and planned future commercialisation efforts;

•	adds an internal sales force; and/or

•	experiences any delays or encounter issues with any of the above matters.

Until its products become commercially available, the Company will need to obtain additional funding in connection with the further development of its products and product candidates. The Company’s ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. As such, additional financing may not be available to the Company when needed, on acceptable terms, or at all. If the Company is unable to raise capital when needed or on acceptable terms, its could be forced to delay, reduce or eliminate its research and development programs or any future commercialisation efforts, or obtain funds by entering agreements on unattractive terms. The Company’s resource allocation decisions and the elimination of development programs may result in the failure to capitalise on profitable market opportunities. Furthermore, any additional equity fundraising in the capital markets may be dilutive for shareholders (including holders of American Depositary Shares) and any debt-based funding may bind the Company to restrictive covenants and/or curb its operating activities and ability to pay potential future dividends, even once profitable. The Company cannot guarantee that future financing will be available in sufficient amounts or on acceptable terms, if at all. If the Company is unable to raise additional capital in sufficient amounts or on acceptable terms, the Company may be prevented from pursuing research and development efforts and opportunities to commercialise its products. This could harm the Company’s business, operating results and/or financial condition and cause the price of its Shares to fall.

If the Company is unable to secure sufficient capital to fund its operations, it may be required to delay, limit, reduce or terminate its product development or future commercialisation efforts or grant rights to third parties to develop and market products or product candidates that it would otherwise prefer to develop and market on its own. For example, additional strategic collaborations could require the Company to share commercial rights to its product candidates with third parties in ways that the Company does not intend currently to do, or on terms that may not be favourable to the Company. Moreover, the Company may also have to relinquish valuable rights to its technologies, future revenue streams, research programs and/or product candidates or grant licenses on terms that may not be favourable to it.

The Company is exposed to significant risks related to its ongoing research and development efforts and might not be in a position to successfully develop any product candidate. Any failure to implement its business strategy could negatively impact the Company’s business, financial condition and results of operations.

The development and commercialization of IMP321, IMP701, IMP731 and IMP761, or any other product candidate the Company may develop, is subject to many risks, including:

•	additional clinical trials may be required beyond what its currently expected;

•	regulatory authorities may disagree with the Company’s interpretation of data from its preclinical studies and clinical studies or may require that it to conduct additional studies;

•	regulatory authorities may disagree with the Company’s proposed design of future clinical trials;

•	regulatory authorities may not accept data generated at its clinical study sites;

•	the Company may be unable to obtain and maintain regulatory approval of its product candidate in any jurisdiction;

•

the prevalence and severity of any side effects of any product candidate could delay or prevent commercialisation, limit the indications for any approved product candidate, require the establishment of a risk evaluation and mitigation strategy, or REMS, or prevent a product candidate from being put on the market or cause an approved product candidate to be taken off the market;

•	regulatory authorities may identify deficiencies in the Company’s manufacturing processes or facilities or those of its third-party manufacturers;

•	regulatory authorities may change their approval policies or adopt new regulations;

•

the third-party manufacturers the Company expects to depend on to supply or manufacture its product candidates may not produce adequate supply, and other appropriate third-party manufacturers may not be available;

•	the Company or its third-party manufacturers may not be able to source or produce cGMP materials for the production of the Company’s product candidates;

•	the Company may not be able to manufacture its product candidates at a cost or in quantities necessary to make commercially successful products;

•	the Company may not be able to obtain adequate supply of its product candidates for its clinical trials;

•	the Company may experience delays in the commencement of, enrolment of patients in and timing of its clinical trials;

•

the Company may not be able to demonstrate that its product candidates are safe and effective as a treatment for its indications to the satisfaction of regulatory authorities, and may not be able to achieve and maintain compliance with all regulatory requirements applicable to its product candidates;

•	the Company may not be able to maintain a continued acceptable safety profile of its products following approval;

•	the Company may be unable to establish or maintain collaborations, licensing or other arrangements;

•	the market may not accept the Company’s product candidates;

•

the Company may be unable to establish and maintain an effective sales and marketing infrastructure, either through the creation of a commercial infrastructure or through strategic collaborations, and the effectiveness of its own or any future strategic collaborators’ marketing, sales and distribution strategy and operations will affect the Company’s profitability;

•	the Company may experience competition from existing products or new products that may emerge;

•	the Company and its licensors may be unable to successfully obtain, maintain, defend and enforce intellectual property rights important to protect the Company’s product candidates; and

•	the Company may not be able to obtain and maintain coverage and adequate reimbursement from third-party payors.

If any of these risks materialises, the Company could experience significant delays or an inability to successfully commercialise IMP321, IMP701, IMP731 and IMP761, or any other product candidate the Company may develop, which would have a material adverse effect on its business, financial condition and/or results of operations.

The Company may not make acquisitions in the future, or if it does, it may not be successful in integrating the acquired company, either of which could have a materially adverse effect on the Company’s business.

In December 2014, the Company completed its acquisition of Immutep SA for consideration of up to US$25m in cash and scrip. The Company has completed the integration of Immutep SA’s business into its own. The Company has not yet achieved, and may never achieve, the full benefit of the clinical development expectations, product portfolio enhancements or revenue generations it expected at the time of the acquisition. In addition, even if it achieves the expected benefits, it may be unable to achieve them within the anticipated time frame. Also, there may be unexpected problems in the business unrelated to the acquisition of Immutep SA that have a negative effect on the Company’s business. If the Company fails to implement its business strategy, it may be unable to achieve expected results and its business, financial condition and/or results of operations may be materially and adversely affected.

The acquisition of Immutep SA is the Company’s only significant acquisition in its recent history. Identifying strategic acquisitions is part of the Company’s business plan and may become an increasingly important part of its growth strategy. There is, however, no assurance that it will be successful in identifying, negotiating, or consummating any future acquisitions. If the Company fails to make any future acquisitions, its growth rate could be materially and adversely affected. Any additional acquisitions the Company undertakes could involve the dilutive issuance of equity securities, incurring indebtedness and/or incurring large one-time expenses. In addition, acquisitions involve numerous risks, including difficulties in assimilating or integrating the acquired company’s operations, the diversion of management’s attention from other business concerns, risks of entering into markets in which the Company and its management team has had no or only limited direct experience, and the potential loss of customers, key employees and drivers of the acquired company, all of which could have a materially adverse effect on the Company’s business and/or operating results. If the Company makes acquisitions in the future, it cannot guarantee that it will be able to successfully integrate the acquired companies or assets into its business, which would have a materially adverse effect on the Company’s business, financial condition and/or results of operations.

Ongoing and future clinical trials of product candidates may not show sufficient safety or efficacy to obtain requisite regulatory approvals for commercial sale.

Phase I and Phase II clinical trials are not primarily designed to test the efficacy of a product candidate but rather to test safety and to understand the product candidate’s side effects at various doses and schedules. Furthermore, success in preclinical and early clinical trials does not ensure that later large-scale trials will be successful, nor does it predict final results. Acceptable results in early trials may not be repeated in later trials. Further, Phase III clinical trials may not show sufficient safety or efficacy to obtain regulatory approval for marketing. In addition, clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could require that the clinical trial be redone or terminated. The length of time necessary to complete clinical trials and to submit an application for marketing approval by applicable regulatory authorities may also vary significantly based on the type, complexity and novelty of the product candidate involved, as well as other factors, including the applicable regulatory authority’s policies or procedures. If the Company suffers any significant delays, setbacks or negative results in, or termination of, its clinical trials, it may be unable to continue the development of its products or product candidates or generate revenue and the Company’s business may be severely harmed.

If the Company does not obtain the necessary regulatory approvals it will be unable to commercialise its products.

The clinical development, manufacturing, sales and marketing of the Company’s products are subject to extensive regulation by regulatory authorities in the United States, the United Kingdom, the European Union, Australia and elsewhere. Despite the substantial time and expense invested in preparation and submission of a Biologic License Application or equivalents in other jurisdictions, regulatory approval is never guaranteed. The number, size and design of preclinical studies and clinical trials that will be required will vary depending on the product, the disease or condition for which the product is intended to be used and the regulations and guidance documents applicable to any particular product. The US Federal Drug Administration or other regulators can delay, limit or deny approval of a product for many reasons, including, but not limited to, the fact that regulators may not approve the Company’s or a third-party manufacturer’s processes or facilities or that new laws may be enacted or regulators may change their approval policies or adopt new regulations requiring new or different evidence of safety and efficacy for the intended use of a product.

IMP321 is undergoing clinical trials; however, successful results in the trials and in the subsequent application for marketing approval are not guaranteed. Without additional clinical trials any other product in the current portfolio cannot obtain a regulatory approval. If the Company is unable to obtain regulatory approvals, it will not be able to generate revenue from this or any other product. Even if the Company receives regulatory approval for a product candidate, the Company’s profitability will depend on its ability to generate revenues from the sale of the approved product candidate or the licensing of its technology.

Even if the Company’s product candidates receive regulatory approval, it may still face development and regulatory difficulties that may delay or impair future sales of product candidates.

Even if the Company or its licensing partners receive regulatory approval to sell IMP321 or any other product candidate, the relevant regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses, manufacturing, labelling, packaging, adverse event reporting, storage, advertising, promotion and record keeping or impose ongoing requirements for post-approval studies. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. Previously unknown problems with the product candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market. In addition, new statutory requirements may be enacted or additional regulations may be enacted that could prevent or delay regulatory approval of the Company’s products.

The Company has limited manufacturing experience with its product candidates.

The Company has no manufacturing capabilities and is dependent on third parties for cost effective manufacture and manufacturing process development of the Company’s product candidates. Problems or delays with third party manufacturers or the manufacturing process, or the scaling up of manufacturing activities may delay clinical trials and commercialisation of the Company’s product candidates. To minimize the chance of these kinds of disruption, the Company enters into advance purchase agreements for reagents wherever possible.

Biological product candidates like IMP731, IMP701, IMP321 or IMP761 usually have more complicated manufacturing procedures than chemically produced therapies. The change of manufacturing partners, manufacturing process changes or changes of another nature could impact the product quality and affect the comparability of different product batches. A lack of comparability could significantly impact the development timelines and could even lead to a situation where regulatory bodies require additional or new pre-clinical or clinical development.

To the extent the Company relies significantly on contractors, it will be exposed to risks related to the business and operational conditions of its contractors.

The Company is still a relatively small company, with few internal staff and limited facilities and resources. The Company relies, and will need to rely, on a variety of contractors to manufacture and transport its products, to perform clinical testing and to prepare regulatory dossiers. Adverse events that affect one or more of the Company’s contractors could adversely affect the Company, such as where:

•	a contractor is unable to retain key staff that have been working on the Company’s product candidates;

•	a contractor is unable to sustain operations due to financial or other business issues;

•	a contractor loses their permits or licenses that may be required to manufacture the Company’s products or product candidates; or

•	errors, negligence or misconduct that occur within a contractor may adversely affect the Company’s business.

The Company depends on, and will continue to depend on, collaboration and strategic alliances with third partners. To the extent the Company is able to enter into collaborative arrangements or strategic alliances, it will be exposed to risks related to those collaborations and alliances.

An important element of the Company’s strategy for developing, manufacturing and commercialising its product candidates is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants. For example, the Company currently has collaborative arrangements with Eddingpharm for the development of IMP321 for China, Macau, Hong Kong and Taiwan. Any revenues from sales of any of the Company’s licensed product candidates such as, IMP731 and IMP701 will be dependent on the success of the collaboration partner.

Any partnerships or alliance the Company has or may have in the future may be terminated for reasons beyond the control of the Company, or the Company may not be able to negotiate future alliances on acceptable terms, if at all. These arrangements may result in the Company receiving less revenue than if it sold its products directly, may place the development, sales and marketing of its products outside of its control, may require it to relinquish important rights or may otherwise be on unfavourable terms. Collaborative arrangements or strategic alliances will also subject the Company to a number of risks, including the risk that:

•	the Company may not be able to control the amount and timing of resources that its strategic partner/collaborators may devote to the product candidates;

•	strategic partner/collaborators may experience financial difficulties;

•	the failure to successfully collaborate with third parties may delay, prevent or otherwise impair the development or commercialisation of the Company’s product candidates or revenue expectations;

•	products being developed by partners/collaborators may never reach commercial stage resulting in reduced or even no milestone or royalty payments;

•

business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete their obligations under any arrangement;

•	a collaborator could independently move forward with a competing product developed either independently or in collaboration with others, including the Company’s competitors; and

•	collaborative arrangements are often terminated or allowed to expire, which would delay the development and may increase the cost of developing product candidates.

The Company’s research and development efforts will be jeopardised if it is unable to retain key personnel and cultivate key academic and scientific collaborations.

The Company’s success depends largely on the continued services of its senior management and key scientific personnel and on the efforts and abilities of its senior management to execute its business plan. The Company’s research and development activities of IMP321 will be overseen by Dr. Frédéric Triebel, the inventor of the technology.

Changes in the Company’s senior management may be disruptive to its business and may adversely affect its operations. For example, when the Company has changes in senior management positions, it may elect to adopt different business strategies or plans. Any new strategies or plans, if adopted, may not be successful and if any new strategies or plans do not produce the desired results, the Company’s business may suffer.

Moreover, competition among biotechnology and pharmaceutical companies for qualified employees is intense and, as such, the Company may not be able to attract and retain personnel critical to its success. The Company’s success depends on its continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel, manufacturing personnel, sales and marketing personnel and on the Company’s ability to develop and maintain important relationships with clinicians, scientists and leading academic and health institutions. If the Company fails to identify, attract, retain and motivate these highly skilled personnel, it may be unable to continue its product development and commercialisation activities.

In addition, biotechnology and pharmaceutical industries are subject to rapid and significant technological change. The Company’s product candidates may be or become uncompetitive. To remain competitive, the Company must employ and retain suitably qualified staff that are continuously educated to keep pace with changing technology, but may not be in a position to do so.

Future potential sales of the Company’s products may suffer if they are not accepted in the marketplace by physicians, patients and the medical community.

There is a risk that IMP321 may not gain market acceptance among physicians, patients and the medical community, even if they are approved by the regulatory authorities. The degree of market acceptance of any of the Company’s approved products will depend on a variety of factors, including:

•	timing of market introduction, number and clinical profile of competitive products;

•	the Company’s ability to provide acceptable evidence of safety and efficacy and its ability to secure the support of key clinicians and physicians for its products;

•	cost-effectiveness compared to existing and new treatments;

•	availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third-party payers;

•	prevalence and severity of adverse side effects; and

•	other advantages over other treatment methods.

Physicians, patients, payers or the medical community may be unwilling to accept, use or recommend the Company’s products which would adversely affect its potential revenues and future profitability.

If healthcare insurers and other organizations do not pay for the Company’s products or impose limits on reimbursement, the Company’s future business may suffer.

The Company’s product candidate may be rejected by the market due to many factors, including cost. The continuing efforts of governments, insurance companies and other payers of healthcare costs to contain or reduce healthcare costs may affect the Company’s future revenues and profitability. In Australia and certain foreign markets, the pricing of pharmaceutical products is already subject to government control. The Company expected initiatives for similar government control to continue in the United States and elsewhere. The adoption of any such legislative or regulatory proposals could harm the Company’s business and prospects.

Successful commercialisation of the Company’s product candidate will depend in part on the extent to which reimbursement for the cost of its products and related treatment will be available from government health administration authorities, private health insurers and other organisations. The Company’s product candidate may not be considered cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow its products to be marketed on a competitive basis. Third-party payers are increasingly challenging the price of medical products and treatment. If third party coverage is not available for the Company’s products the market acceptance of these products will be reduced. Cost-control initiatives could decrease the price the Company might establish for products, which could result in product revenues lower than anticipated. If the price for the Company’s product candidate decreases or if governmental and other third-party payers do not provide adequate coverage and reimbursement levels, the Company’s potential revenue and prospects for profitability will suffer.

The Company may be exposed to product liability claims which could harm its business.

The testing, marketing and sale of therapeutic products entails an inherent risk of product liability. The Company may face product liability exposure related to the testing of its product candidates in human clinical trials. If any of its products are approved for sale, the Company may face exposure to claims by an even greater number of persons than were involved in the clinical trials once marketing, distribution and sales of its products begin. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for its products and product candidates;

•	injury to the Company’s reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients and others;

•	loss of revenues; and

•	the inability to commercialise products and product candidates.

The Company relies on a number of third party researchers and contractors to produce, collect, and analyse data regarding the safety and efficacy of its product candidates. The Company has quality control and quality assurance in place to mitigate these risks, as well as professional liability and clinical trial insurance to cover financial damages in the event that human testing is performed incorrectly or the data is analysed incorrectly. If a claim is made against the Company in conjunction with these research testing activities, the market price of the Company’s Shares may be negatively affected. The Company could also face additional liability beyond insurance limits, particularly if testing mistakes were to endanger any human subjects.

The Company’s success depends on its ability to protect its intellectual property and its proprietary technology.

The success of the Company is, to a certain degree, also dependent on its ability to obtain and maintain patent protection or, where applicable, to receive/maintain orphan drug designation/status and resulting marketing exclusivity for its product candidates.

The Company may be materially adversely affected by its failure or inability to protect its intellectual property rights. Without the granting of these rights, the ability to pursue damages for infringement would be limited. Similarly, any know-how that is proprietary or particular to its technologies may be subject to risk of disclosure by employees or consultants, despite having confidentiality agreements in place.

Any future success will depend in part on whether the Company can obtain and maintain patents to protect its own products and technologies; obtain licenses to the patented technologies of third parties; and operate without infringing on the proprietary rights of third parties. Biotechnology patent matters can involve complex legal and scientific questions, and it is impossible to predict the outcome of biotechnology and pharmaceutical patent claims. Any of the Company’s future patent applications may not be approved, or it may not develop additional products or processes that are patentable. Some countries in which the Company may sell its product candidate or license its intellectual property may fail to protect the Company’s intellectual property rights to the same extent as the protection that may be afforded in the United States or Australia. Some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, the United Kingdom, the European Union, Australia or elsewhere. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in the United States, Australia, the United Kingdom, the European Union or elsewhere may diminish the value of the Company’s intellectual property or narrow the scope of its patent protection. Even if the Company is able to obtain patents, the patents may not be issued in a form that will provide the Company with any meaningful protection, prevent competitors from competing with the Company or otherwise provide the Company with any competitive advantage. The Company’s competitors may be able to circumvent its patents by developing similar or alternative technologies or products in a non-infringing manner.

Moreover, any of the Company’s pending applications may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, IP Australia and/or any patents issuing thereon may become involved in opposition, derivation, reexamination, inter partes review, post grant review, interference proceedings or other patent office proceedings or litigation, in the United States or elsewhere, challenging the Company’s patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, the Company’s patent rights, and allow third parties to commercialise its technology or products and compete directly with the Company, without payment to it. In addition, if the breadth or strength of protection provided by the Company’s patents and patent applications is threatened, it could dissuade companies from collaborating with the Company to exploit its intellectual property or develop or commercialise current or future product candidate.

The issuance of a patent is not conclusive as to the inventorship, scope, validity or enforceability, and the Company’s patents may be challenged in the courts or patent offices in the U.S., the EU, Australia and elsewhere. Such challenges may result in loss of ownership or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit the duration of the patent protection of our technology and products. As a result, the Company’s patent portfolio may not provide it with sufficient rights to exclude others from commercialising products similar or identical to the Company’s.

In addition, other companies may attempt to circumvent any regulatory data protection or market exclusivity that the Company obtains under applicable legislation, which may require it to allocate significant resources to preventing such circumvention. Such developments could enable other companies to circumvent the Company’s intellectual property rights and use its clinical trial data to obtain marketing authorisations in the EU, Australia and in other jurisdictions. Such developments may also require the Company to allocate significant resources to prevent other companies from circumventing or violating its intellectual property rights.

The Company’s attempts to prevent third parties from circumventing it intellectual property and other rights may ultimately be unsuccessful. The Company may also fail to take the required actions or pay the necessary fees to maintain its patents.

The ADSs issued in connection with the Offer will cause an immediate and substantial dilution in the net tangible book value of the Shares represented by the ADSs. In addition, the Company may issue additional equity or convertible debt securities in the future, which may result in additional dilution to investors.

The price per ADS under the Offer is higher than the net tangible book value per ADS of the existing ADSs on issue. As a result, Investors will pay a price per ADS that exceeds the value of the Company’s tangible assets after subtracting liabilities. Investors will incur immediate dilution of US$0.0158 per Share (or US$1.5764 per ADS), based on the public offering price of US$2.00 per ADS and the net tangible book value as of 30 June 2018.

To the extent the Warrants or other outstanding securities are exercised for, or converted into, Shares or ADSs representing Shares, there will be further dilution to new investors. In addition, to the extent the Company may need to raise additional capital in the future and issues additional equity or convertible debt securities, the Company’s then existing ADS holders may experience further dilution and the new securities may have rights senior to those of the ADSs issued in connection with the Offer.

The Company’s management team may invest or spend the proceeds of the Offer in ways with which you may not agree or in ways which may not yield a return.

The Company’s management will have broad discretion over the use of proceeds from the Offer. The Company intends to use the net proceeds from this offering to continue of its ongoing clinical development of IMP321 (e.g., the AIPAC, TACTI-mel, and TACTI-002 studies), to continue its preclinical development of IMP761 and for other general corporate purposes. The Company may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that it views as complementary to its own. The Company’s management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that may not increase THE Company’s operating results or enhance the value of the ADSs or the Shares.

Future sales of our ordinary shares or ADSs, or the perception that such sales may occur, could depress the price of ADSs.

After completion of the Offer, all Shares, including the New Shares and any Warrant Shares issued on exercise of a Warrant, may be immediately resold. The market price of ADSs could drop significantly if the holders of New Shares or ADSs representing the New Shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offers of Shares, ADSs or other securities.

The Depositary can close the Company’s ADR program for any reason and without the Company’s consent.

The Deposit Agreement governing the issuance of the Company’s ADSs permits The Bank of New York Mellon, as Depositary, to close the Company’s ADR program for any reason. In November 2018, in response to a query the Depositary received from the Australian Securities and Investments Commission in relation to another Australian company, the Depositary closed ADR programs for new issuances for several Australian companies, including the Company. Following complaints by these companies, the Depositary re-opened the ADR programs after several days.

There is a risk that the Depositary could again close the Company’s ADR program for any reason in the future and that any such closure could adversely impact trading of the ADSs and the Company’s ability to raise capital in the United States. There can be no assurance that the Company would be successful in again persuading the Depositary to re-open its ADR program or, even if successful, how long the ADR program would remain closed.

Concluding Comment

The above list of risk factors ought not to be taken as an exhaustive one of the risks faced by the Company or by investors in the Company. The above factors, and others not specifically referred to above, may in the future materially affect the financial performance of the Company and the value of the New Shares or Warrants offered under this Prospectus, or Warrant Shares issued on exercise of a Warrant.

Therefore, the New Shares and Warrants to be issued pursuant to this Prospectus carry no guarantee with respect to the payment of dividends, returns of capital or the likely trading price/s of those Shares or Warrants, or in respect of any Warrant Shares issued upon exercise of a Warrant. There is a material risk of loss of the whole of your capital in investing in Shares in the Company.

Investment in the Company must be regarded as highly speculative and neither the Company nor any of its Directors or any other party associated with the preparation of this Prospectus guarantee that any specific objectives of the Company the Company will be achieved or that any particular performance of the Company or of the Shares or of the Warrants, including those offered under this Prospectus, will be achieved.

5.	Additional information

5.1	Continuous disclosure and documents available for inspection

The Company is admitted to the ASX official list and is a “disclosing entity” for the purposes of the Corporations Act and is subject to regular continuous disclosure and periodic reporting obligations, as prescribed in the ASX Listing Rules, which require (among other things) that the Company disclose to the market (in the form of an ASX announcement) any information concerning it that a reasonable person would expect to have a material effect on the price or value of the Company’s securities, once it becomes aware of such information. The information by the Company through ASX announcements is available on the ASX website www.asx.com.au.

Copies of documents lodged with the ASIC (including the Company’s constitution) in relation to the Company may be obtained from or inspected at, an office of ASIC. Upon request, the Company will provide persons with a copy (free of charge) of:

•	the 2018 Annual Report; and

•	all continuous disclosure documents issued by the Company since the lodgement of the 2018 Annual Report on 11 October 2018.

The following is a list of the continuous disclosure documents issued by the Company between the date of lodgement of the 2018 Annual Report and the date of this Prospectus:

Date	Announcement
11 October 2018	Appendix 4G & Corporate Governance Statement
11 October 2018	Notice of Annual General Meeting/Proxy Form
22 October 2018	Annual Report filed on Form 20-F with SEC
24 October 2018	Data Presentations at Upcoming Industry Conferences
25 October 2018	Appendix 4C - quarterly
30 October 2018	AusBiotech Invest presentation slides
1 November 2018	Operational Update
12 November 2018	Positive interim TACTI-mel data presented at SITC
16 November 2018	2018 AGM Chairman’s Address
16 November 2018	2018 AGM CEO Presentation
16 November 2018	Results of Meeting
21 November 2018	Appendix 3B
26 November 2018	Change of Director’s Interest Notice - Dr Howard
27 November 2018	Immutep presents new TACTI-mel data at ICI Europe Summit
28 November 2018	Immutep granted European patent for IMP321
29 November 2018	European patent granted for IMP321 & antibody combinations
19 December 2018	Immutep announces US$5.2 million capital raising.

5.2	Information excluded from continuous disclosure notices

As at the date of this Prospectus, there is no information that has not been disclosed under the continuous disclosure requirements of the Listing Rules and which the Board considers would reasonably require in order to assess the Company’s assets and liabilities, financial position and prospects and the rights and liabilities attaching to Shares, Warrants or other securities in the Company.

5.3	Rights Attaching to New Shares and Warrant Shares

On issue, the New Shares and the Warrant Shares will rank equally in all respects with existing Shares. Full details of the rights attaching to Shares are set out in the Company’s constitution, a copy of which can be inspected, free of charge, at the Company’s registered office during normal business hours.

The following is a broad summary of the rights, privileges and restrictions attaching to all Shares. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of Shareholders.

(a)	General Meetings and Notice

Each Shareholder is entitled to receive notice of all general meetings of the Company and to receive all notices, accounts and other documents required to be sent to Shareholders under the Company’s constitution, the Corporations Act or the Listing Rules. Shareholders are entitled to be present in person, or by proxy, attorney or representative to attend and vote at general meetings of the Company. Shareholders may requisition meetings in accordance with section 249D of the Corporations Act.

(b)	Voting Rights

Subject to any rights or restrictions for the time being attached to any class or classes of Shares, at general meetings of Shareholders or classes of Shareholders:

(i)	each Shareholder entitled to vote may vote in person or by proxy, attorney or representative;

(ii)	on a show of hands, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder entitled to vote has one vote; and

(iii)

on a poll, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder entitled to vote shall, in respect of each fully paid Share held by him or her, or in respect of which he or she is appointed a proxy, attorney or representative, have one vote for every fully paid Share, but in respect of partly paid Shares shall have a fraction of a vote equal to the proportion that the amount paid bears to the issue price of the Shares.

(c)	Dividend Rights

While there is no guarantee of any dividends or distributions by the Company, the Directors may from time to time declare dividends in compliance with the Corporations Act. Subject to the rights of persons entitled to Shares with special rights as to dividends (at present there are none), all dividends are paid in the proportion that the amounts paid on those Shares bear to the issue price of the Shares.

(d)	Winding Up

If the Company is wound up, the liquidator may, with the authority of a special resolution, divide among the Shareholders in kind the whole or any part of the property of the Company, and may for that purpose set such value as he or she considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the Shareholders or different classes of Shareholders.

(e)	Transfer of Shares

Shares in the Company are freely transferable, subject to formal requirements, and so long as the registration of the transfer does not result in a contravention of or failure to observe the provisions of a law of Australia and the transfer is not in breach of the Corporations Act or the Listing Rules.

(f)	Variation of Rights

The Company may, subject to the Corporations Act and with the sanction of a special resolution passed at a meeting of Shareholders, or with the written consent of the majority of Shareholders in the affected class, vary or abrogate the rights attaching to Shares.

5.4	Rights attaching to Warrants

The terms of issue for the Warrants are set out in full in the Annexure to this Prospectus. Set out below is a summary of the key terms of the Warrants.

The Warrants are exercisable into a number of ADSs (Warrant ADSs) equal to 80% the ADSs issued to an Investor representing New Shares. For demonstration purposes, the number of Warrant Shares which may be issued on exercise of a Warrant will be equal to 80% the number of New Shares representing the ADSs issued to an Investor in connection with the Offer.

The exercise price for the Warrant is US$2.50 per Warrant ADS (equivalent to US$0.025 per Warrant Share).

The Warrant may be exercised in whole or in part at any time or times up until the Warrant Expiry Date, being the date that is the third anniversary from the effective date of a registration statement covering the resale of the Warrant Shares underlying the ADS issuable upon exercise of a Warrant, or if such date is not a trading day for the market on which the ADS is quoted, the next trading day for that market, provided that for each exercise of a Warrant the aggregate exercise price must not be an amount less than US$100,000 (unless the aggregate exercise price for all remaining ADSs which may be issued on exercise of a Warrant is less than US$100,000).

5.5	Interests of Directors

Other than as announced to ASX or set out below or elsewhere in this Prospectus, no Director, or any entity in which a Director is a partner or director, has or has had in the 2 years before the date of this Prospectus, any interest in:

•	the formation or promotion of the Company;

•	property acquired or proposed to be acquired by the Company in connection with its formation or promotion of the Offer; or

•	the Offer,

and no amounts have been paid or agreed to be paid (in cash, Shares or otherwise) and no other benefit has been given or agreed to be given to any Director or to any entity in which a Director is a partner or a Director, either to induce him to become, or qualify as, a Director or otherwise for services rendered by him or by the entity in connection with the formation or promotion of the Company or the Offer.

5.6	Interests in existing securities

(a)	Interests of Directors – Existing Shareholdings

The interests of the Directors (including via controlled entities) in the securities of the Company at the date of this Prospectus are as follows:

Director	Total interests
Dr Russell John Howard	10,000,000 performance rights

Mr Pete Meyers	12,271,204 Shares (held directly) 5,472,734 performance rights

Mr Marc Voigt	41,605,293 Shares (held directly) 45 ADRs 33,333,333 performance rights

Mr Grant Chamberlain

4,739,293 fully paid ordinary shares (held by Singing Frog Pty Ltd as trustee for the Chamberlain and Scott Family Trust) - Mr Chamberlain is a director of Singing Frog Pty Ltd

8,533,063 performance rights

(b)	Interests of Directors – Participation in the Offer

None of the Directors will participate in the Offer.

(c)	Remuneration of Directors

The remuneration of the Directors remains as described in the Company’s 2018 Annual Report.

5.7	Related Party Transactions

There are no related party transactions entered into that have not been disclosed in this Prospectus or otherwise disclosed to ASX.

5.8	Interests of experts and advisers

Other than as set out below or elsewhere in this Prospectus, no:

•	person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus;

•	promoter of the Company; or

•	underwriter to the issue or a financial services licensee named in this Prospectus as a financial services licensee involved in the issue,

holds, or has held in the two years before the date of lodgement of this Prospectus with ASIC, any interest in:

•	the formation or promotion of the Company;

•	property acquired or proposed to be acquired by the Company in connection with its formation or promotion of the Offer or the Offer itself; or

•	the Offer,

and no amounts have been paid or agreed to be paid (in cash, Shares or otherwise) and no other benefit has been given or agreed to be given to any of the above persons for services rendered by him or by the entity in connection with the formation or promotion of the Company or the Offer. Baker & McKenzie have acted as solicitors for the Company in relation to the Offer. The Company estimates that it will pay Baker & McKenzie fees of A$25,000 (exclusive of GST) in relation to this Prospectus. Further amounts may be paid to Baker & McKenzie in accordance with their usual time based charge out rates.

5.9	Restricted securities

None of the Company’s issued securities are ‘restricted securities’ (as defined in the Listing Rules).

5.10	Offers outside Australia

This Prospectus does not, and is not intended to, constitute an offer of securities in any place or jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or to issue or distribute this Prospectus.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

5.11	Taxation

The Directors do not consider that it is appropriate to provide investors with advice regarding the taxation consequences of accepting the Offer under this Prospectus. The Company, its advisers and officers, do not accept any responsibility or liability for any taxation consequences to investors in respect of any issue.

5.12	Expenses of the Offer

The total expenses of the Offer are estimated to be approximately up to A$700,000, comprising ASIC lodgement fees, legal fees, accounting fees, share registry fees and printing and other administrative expenses.

In addition, as part of the securities purchase agreements entered into with the Investors, the Company has agreed to reimburse Altium Growth Fund, LP for an agreed portion of their legal and other expenses in connection with the transaction. The aggregate amount of the expenses to be reimbursed by the Company is US$250,000 (approximately A$348,5296).

[6]	Based on the AUD/USD exchange rate on 17 December 2018 of A$0.7173/USD.

5.13	Legal proceedings

To the Director’ knowledge, there is no material litigation, arbitration or proceedings pending against or involving the Company as at the date of this Prospectus.

5.14	Material Contracts

The Company has not entered into any material contracts other than those which have been the subject of an ASX announcement or referred to in this Prospectus.

5.15	Consents

Each person who is named in this Prospectus as having made a statement (i) included in this Prospectus, or (ii) on which a statement made in this Prospectus is based has given their consent to being named and to the inclusion of any statements attributed to them in the form and context in which they are included and have not withdrawn that consent before lodgement of this Prospectus with ASIC or, to the Directors knowledge, before any issue of New Shares or Warrants pursuant to this Prospectus.

This Prospectus is issued by the Company and its issue has been authorised by a resolution of the Directors.

Each of the Directors of the Company has consented in writing to the lodgement of this Prospectus in accordance with section 720 of the Corporations Act and has not withdrawn that consent.

Dated 20 December 2018

By:	/s/ Marc Voigt
Marc Voigt
Executive Director and Chief Executive Officer For and on behalf of the Board of Immutep Limited

6.	Definitions

2018 Annual Report means the Company’s annual report for the financial year ended 30 June 2018, which was released to ASX on 11 October 2018.

$ or A$ or AUD is a reference to the lawful currency of Australia.

American Depositary Share or ADS means an American Depositary Share representing 100 Shares in the Company, which trade on the Nasdaq Global Market under the symbol “IMMP”.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited ACN 008 624 691.

Company means Immutep Limited ABN 90 009 237 889.

Corporations Act means the Corporations Act 2001 (Cth).

Depositary means The Bank of New York Mellon, as depositary under the Company’s American Depositary Receipt program.

Directors or Board means the board of directors of the Company.

Investors means Altium Growth Fund, LP and Leviathan Capital Partners, LP.

Listing Rules means the listing rules of ASX.

New Share means a Share issued to an Investor under the Offer.

Offer has the meaning given to it in Section 2.1.

Prospectus means this prospectus as modified or varied by any supplementary prospectus made by the Company and lodged with ASIC from time to time.

Section means a section of this Prospectus.

Securities Act has the meaning given to it in the Section titled “Important Information”.

Share means a fully paid ordinary share in the issued capital of the Company.

USD or US$ are references to the lawful currency of the United States of America.

Warrant means each option to receive a Share issued by the Company upon payment of the relevant exercise price which are issued by the Company under the Offer, where each option is issued pursuant to the terms set in in the Annexure to this Prospectus.

Warrant ADS means an ADS issued on exercise of a Warrant (or part thereof).

Warrant Expiry Date means the date that is the third anniversary from the effective date of a registration statement covering the resale of the Warrant Shares underlying the ADS issuable upon exercise of a Warrant, or if such date is not a trading day for the market on which the ADS is quoted, the next trading day for that market.

Warrant Share means a Share issued upon exercise of a Warrant issued under this Prospectus.

Annexure - Terms of issue of Warrants

AMERICAN DEPOSITARY SHARES PURCHASE WARRANT

IMMUTEP LIMITED

Warrant ADSs: _______	Issue Date: _____________

THIS AMERICAN DEPOSITARY SHARES PURCHASE WARRANT (the “Warrant”) certifies that, for value received, ____________ or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the “Initial Exercise Date”) and on or prior to the close of business on the three year anniversary of the effective date of a registration statement covering the resale of all of the Warrant Shares underlying the ADSs issuable upon exercise of this Warrant (the “Termination Date”; provided, however, that if such date is not a Trading Day, the Termination Date shall be the immediately following Trading Day), but not thereafter, to subscribe for and purchase from Immutep Limited, an Australian public company incorporated under the laws of the Commonwealth of Australia (the “Company”), up to ______ American Depositary Shares (“ADSs”), each ADS representing 100 ordinary shares, no par value, of the Company (the “Ordinary Shares”) (as subject to adjustment hereunder, the “Warrant Shares”) (the ADSs issuable hereunder, the “Warrant ADSs”). The purchase price of one ADS under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Securities Purchase Agreement (the “Purchase Agreement”), dated as of December ___, 2018, among the Company and purchasers signatory thereto.

Section 2. Exercise.

a) Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company or the Depositary, as applicable, of a duly executed facsimile copy or PDF copy submitted by electronic (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (“Notice of Exercise”). Within one (1) Trading Day following the date of exercise as aforesaid, the Holder shall deliver the aggregate Exercise Price for the ADSs specified in the applicable Notice of Exercise (such aggregate Exercise Price not to be in an amount less than $100,000, unless the aggregate exercise price hereunder is less than $100,000 in which case this condition shall not apply) by wire transfer or cashier’s check drawn on a United States bank, unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant ADSs available hereunder and the Warrant has been exercised in full, in which case the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant ADSs available hereunder shall have the effect of lowering the outstanding number of Warrant ADSs purchasable hereunder in an amount equal to the applicable number of Warrant ADSs purchased. The Holder and the Company shall maintain records showing the number of Warrant ADSs purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Business Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant ADSs hereunder, the number of Warrant ADSs available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

b) Exercise Price. The exercise price per ADS under this Warrant shall be $2.50, subject to adjustment hereunder (the “Exercise Price”).

c) Cashless Exercise. If at any time after the six-month anniversary of the applicable Closing Date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant ADSs by the Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant ADSs equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) =

as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the ADS on the principal Trading Market as reported by Bloomberg L.P. as of the time of the Holder’s execution of the applicable Notice of Exercise if such Notice of Exercise is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to Section 2(a) hereof, or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of “regular trading hours” on such Trading Day;

(B) =	the Exercise Price of this Warrant, as adjusted hereunder; and

(X) =

the number of Warrant ADSs that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If Warrant ADSs are issued in such a cashless exercise, the parties acknowledge and agree that, in accordance with Section 3(a)(9) of the Securities Act, the Warrant ADSs shall take on the characteristics of the Warrants being exercised, and the holding period of the Warrant ADSs being issued may be tacked on to the holding period of this Warrant. The Company agrees not to take any position contrary to this Section 2(c).

“Bid Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADS is then listed or quoted on a Trading Market, the bid price of the ADS for the time in question (or the nearest preceding date) on the Trading Market on which the ADS is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the ADS for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the ADS is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADS are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per ADS so reported, or (d) in all other cases, the fair market value of an ADS as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADS is then listed or quoted on a Trading Market, the daily volume weighted average price of the ADS for such date (or the nearest preceding date) on the Trading Market on which the ADS is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the ADS for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the ADS is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADS are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per ADS so reported, or (d) in all other cases, the fair market value of an ADS as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

Notwithstanding anything herein to the contrary, on the Termination Date, this Warrant shall be automatically exercised via cashless exercise pursuant to this Section 2(c).

d)	Mechanics of Exercise.

i. Delivery of Warrant ADSs Upon Exercise. Warrant ADSs purchased hereunder shall be transmitted by the Depositary to the Holder by crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant ADSs to or resale of the Warrant ADSs by the Holder or (B) the Warrant ADSs are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144 (assuming cashless exercise of the Warrants), and otherwise by physical delivery of the Warrant Shares, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant ADSs to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is two (2) Trading Days after the delivery to the Company of the Notice of Exercise (such date, the “Warrant ADS Delivery Date”). Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant ADSs with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant ADSs, provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received within two Trading Days. If the Company fails for any reason to deliver to the Holder the Warrant ADSs subject to a Notice of Exercise by the Warrant ADS Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant ADSs subject to such exercise (based on the VWAP of the ADS on the date of the applicable Notice of Exercise), $10 per Trading Day for each Trading Day after such Warrant ADS Delivery Date until such Warrant ADSs are delivered or Holder rescinds such exercise. The Company agrees to maintain a registrar (which can be the depositary) that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable.

ii. Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant, at the time of delivery of the Warrant ADSs, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant ADSs called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii. Rescission Rights. If the Company fails to cause the Depositary to transmit to the Holder the Warrant ADSs pursuant to Section 2(d)(i) by the Warrant ADS Delivery Date, then the Holder will have the right to rescind such exercise.

iv. Compensation for Buy-In on Failure to Timely Deliver Warrant ADSs Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause the Depositary to transmit to the Holder the Warrant ADSs in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise on or before the Warrant ADS Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, ADSs to deliver in satisfaction of a sale by the Holder of the Warrant ADSs which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the ADSs so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant ADSs that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant ADSs for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of ADSs that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases ADSs having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of Warrants with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver ADSs upon exercise of the Warrant as required pursuant to the terms hereof.

v. No Fractional ADSs or Scrip. No fractional ADSs or scrip representing fractional ADSs shall be issued upon the exercise of this Warrant. As to any fraction of an ADS which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

vi. Charges, Taxes and Expenses. Issuance of Warrant ADSs shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant ADSs, all of which taxes and expenses shall be paid by the Company, and such Warrant ADSs shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant ADSs are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Depositary fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant ADSs.

vii. Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

viii. ASX Requirements. On or before the Warrant ADS Delivery Date, the Company shall, subject to the Corporations Act and the ASX Listing Rules (as defined below):

i.	issue and allot the Warrant Shares underlying the Warrants ADSs to the Depositary’s custodian;

ii.	issue an Appendix 3B in respect of such Warrant Shares; and

iii.

either (a) issue a Cleansing Statement or (b) lodge a prospectus with ASIC under the Corporations Act which qualifies the Warrant Shares for resale under section 708A(11) of the Corporations Act or (c) obtain an exemption from Corporations Act to allow the immediate resale of the Warrant Shares, in each case in respect of such Warrant Shares.

e) Holder’s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of the number of Ordinary Shares underlying such Warrant ADSs issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Ordinary Shares underlying Warrant ADSs which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Ordinary Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(e), in determining the number of outstanding Ordinary Shares, a Holder may rely on the number of outstanding Ordinary Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Depositary setting forth the number of Ordinary Shares outstanding. Upon the written or oral request of a Holder, the Company shall within one Trading Day confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Ordinary Shares was reported. The “Beneficial Ownership Limitation” shall be 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares underlying the Warrant ADSs issuable upon exercise of this Warrant. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(e), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares upon exercise of this Warrant held by the Holder and the provisions of this Section 2(e) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

f) ASX Filings. The Company will ensure that it applies to ASX for official quotation (as that expression is used in the ASX Listing Rules) of the Ordinary Shares issued on the exercise of the Warrants in the same class and on the same terms as all other Ordinary Shares quoted on ASX pursuant to ASX Listing Rule 2.7 immediately on issue of those Ordinary Shares.

Section 3. Certain Adjustments. Notwithstanding any provision of this Section 3 or generally in this Warrant, the Exercise Price per Warrant, the number of ADSs the subject of each Warrant, or the number of Warrants held shall be subject to adjustment from time to time after the Issuance Date in accordance with the Official Listing Rules of the Australian Securities Exchange (“ASX Listing Rules”) upon the occurrence of certain events described in this Section 3 or, if the ASX Listing Rules are amended after the date of issue of the Warrants, in accordance with the Company’s obligations under the ASX Listing Rules to the extent those obligations are modified by the amendment.

a) Subdivision or Combination; Capital Distributions; Other Adjustments.

i. In a consolidation of the Company’s ordinary capital – the number of Warrants will be consolidated in the same ratio as the ordinary capital and the Exercise Price will be amended in inverse proportion to that ratio.

ii. In a sub-division of the Company’s ordinary capital – the number of Warrants will be sub-divided in the same ratio as the ordinary capital and the Exercise Price will be amended in inverse proportion to that ratio.

iii. In a return of capital on Ordinary Shares – the number of Warrants will remain the same, and the Exercise Price of each Warrant will be reduced by the same amount as the amount of cash or value of shares, securities, or other property returned in relation to each Ordinary Share, multiplied by the number of Ordinary Shares represented by each ADS (the “ADS Ratio”).

iv. In a reduction of the Company’s capital by a cancellation of paid up capital that is lost or not represented by available assets where no securities are cancelled – the number of Warrants and the Exercise Price of each Warrant will remain unaltered.

v. In a pro rata cancellation of the Company’s capital on Ordinary Shares – the number of Warrants will be reduced in the same ratio as the ordinary capital and the Exercise Price of each Warrant will be amended in inverse proportion to that ratio.

vi. In any other case – the number of Warrants or the Exercise Price, or both, will be reorganized in accordance with the ASX Listing Rules so that the holder of the Warrants will not receive a benefit that holders of Ordinary Shares do not receive.

b) Bonus Shares and Share Dividends. If there is a pro-rata bonus issue, or a pro-rata dividend to be paid only in Ordinary Shares, to the holders of issued Ordinary Shares, the number of Warrant ADSs upon exercise will be increased by the number of ADSs which the holder of the Warrant would have received if the Warrant had been exercised before the record date for the bonus issue or share dividend.

c) Pro Rata Distributions. If there is a pro-rata offer of Ordinary Shares (other than a bonus issue) to the holders of Ordinary Shares, the Exercise Price will be reduced in accordance with the following formula:

O’ = O - E [100 [P – (S + D)]]

      N + 1

Where:

O’ is the new Exercise Price

O is the old Exercise Price

E is the number of Ordinary Shares underlying the Warrant ADSs into which one Warrant is exercisable

P is the volume weighted average market price per Ordinary Share on the ASX over the 5 ASX trading days ending on the ASX trading day before the ex rights or ex entitlement date for the pro rata issue

S is the subscription price for one Ordinary Share under the pro rata offer

D is the dividend (if any) due but not yet paid on an existing Ordinary Shares which will not be paid on the new Ordinary Shares to be issued in the pro rata issue

N is the number of Ordinary Shares that must be held on the record date for the pro rata issue to receive a right or entitlement to subscribe for one new Ordinary Share.

For the avoidance of doubt, if the formula results in no decrease in the Exercise Price then the Exercise Price remains unchanged.

d) Change in ADS Ratio. If after the Issuance Date the ADS Ratio is increased or reduced, then the number of Warrant ADSs to be provided on exercise of a Warrant will be reduced or increased (respectively) in inverse proportion to the change in the ADS Ratio Ordinary Shares per ADS and the Exercise Price per Warrant will be increased or reduced (respectively) in proportion to the change in Ordinary Shares per ADS, so that the total number or Warrant Shares underlying the Warrants and the aggregate Exercise Price for all Warrants remain unchanged.

e) Fundamental Transaction. If, at any time while this Warrant is outstanding,

(i)

the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions,

(ii)

any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Ordinary Shares,

(iii)

the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property, or

(iv)

the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Ordinary Shares (not including any Ordinary Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each of (i)-(iv), a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share underlying the Warrant ADSs that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of shares of capital stock of the successor or acquiring corporation or of the Company (if the Company is the surviving corporation) and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares underlying the Warrant ADSs for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Ordinary Share in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Ordinary Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. Notwithstanding anything to the contrary, in the event of a Fundamental Transaction, the Company or any Successor Entity (as defined below) shall, at the Holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of such Fundamental Transaction), purchase this Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction. “Black Scholes Value” means the value of this Warrant based on the Black-Scholes Option Pricing Model obtained from the “OV” function on Bloomberg, L.P. (“Bloomberg”) determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting:

(A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date,

(B) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction,

(C) the underlying price per share used in such calculation shall be the greater of (i) the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (ii) the greater of (x) the last VWAP (as adjusted to a per Ordinary Share basis if the ADS to Ordinary Share ratio is greater than 1:1) immediately prior to the public announcement of such Fundamental Transaction and (y) the last VWAP (as adjusted to a per Ordinary Share basis if the ADS to Ordinary Share ratio is greater than 1:1) immediately prior to the consummation of such Fundamental Transaction, and

(D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date.

The payment of the Black Scholes Value will be made by wire transfer of immediately available funds within five Business Days of the Holder’s election (or, if later, on the effective date of the Fundamental Transaction). The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the surviving entity (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 3(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Ordinary Shares underlying the Warrant ADSs acquirable and receivable upon exercise of this Warrant (without regard to any limitation in Section 2(e) on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Ordinary Shares underlying the Warrant ADSs pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.

f) Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (excluding treasury shares, if any) issued and outstanding.

g) Notice to Holder.

i. Adjustment. Whenever the Exercise Price, the number of ADSs the subject of each Warrant, or the number of Warrants is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by facsimile or email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrants or the number of ADSs the subject of each Warrant and setting forth a brief statement of the facts requiring such adjustment.

ii. Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares, (C) the Company shall authorize the granting to all holders of the Ordinary Shares rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Ordinary Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Ordinary Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by facsimile or email to the Holder at its last facsimile number or email address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary

Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their Ordinary Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 4. Transfer of Warrant.

a) Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in Section 4(d) hereof and to the provisions of Section 4.1 of the Purchase Agreement, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant ADSs without having a new Warrant issued.

b) New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Initial Exercise Date and shall be identical with this Warrant except as to the number of Warrant ADSs issuable pursuant thereto.

c) Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

d) Transfer Restrictions. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be either (i) registered pursuant to an effective registration statement under the Securities Act and under applicable state or foreign securities or blue sky laws or (ii) eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144, the Company may require, as a condition of allowing such transfer, that the Holder or transferee of this Warrant, as the case may be, comply with the provisions of Section 5.7 of the Purchase Agreement.

e) Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant ADSs issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant ADSs or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

Section 5. Miscellaneous.

a) Currency. Unless otherwise indicated, all dollar amounts referred to in this Warrant are in United States Dollars (“US Dollars”). All amounts owing under this Warrant shall be paid in US Dollars. All amounts denominated in other currencies shall be converted in the US Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into US Dollars pursuant to this Warrant, the US Dollar exchange rate as published in the Wall Street Journal (NY edition) on the relevant date of calculation.

b) No Rights as Stockholder Until Exercise. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a stockholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3.

c) Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant ADSs, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

d) Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

e) Authorized Shares.

The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Ordinary Shares a sufficient number of shares to provide for the issuance of the Warrant ADSs and the underlying Ordinary Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant ADSs upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant ADSs and the underlying Ordinary Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the ADS or Ordinary Shares may be listed. The Company covenants that all Warrant ADSs and the underlying Ordinary Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant ADSs in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant ADSs above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant ADSs and the underlying Ordinary Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant ADSs for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

f) Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.

g) Restrictions. The Holder acknowledges that the Warrant ADSs and the underlying Ordinary Shares acquired upon the exercise of this Warrant, if not registered and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal or foreign securities laws.

h) Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies. Without limiting any other provision of this Warrant or the Purchase Agreement, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

i) Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase Agreement.

j) Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant ADSs, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any ADS or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

k) Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

l) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant ADSs.

m) Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

n) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

o) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.